Exhibit 99.25

Media release

Rio Tinto launches new debt reduction programme

20 March 2018

Rio Tinto will use some of its surplus liquidity to further reduce gross debt, today launching a bond purchase and redemption plan for up to $2.25 billion.

Under the plan, Rio Tinto has issued redemption notices for approximately $1.4 billion of four series of its US dollar-denominated notes maturing in 2021 and 2022 and commenced invitations to holders outside the United States to sell up to approximately $850 million equivalent of two series of its Euro-denominated notes maturing in 2020 and 2024.

Today’s announcement is part of the Rio Tinto Group’s ongoing capital management plan and follows the successful completion of a series of $10 billion US dollar-denominated note redemptions and repurchases in 2016 and 2017.

1.	Redemption of Bonds

Rio Tinto today issued notices of redemption for all of its 4.125 per cent Notes due May 2021 and 3.750 per cent Notes due September 2021 issued by Rio Tinto Finance (USA) Limited. Rio Tinto today has also issued notices of redemption for all of its 3.500 per cent Notes due March 2022 and 2.875 per cent Notes due August 2022 issued by Rio Tinto Finance (USA) plc. All of these notes are guaranteed by Rio Tinto plc and Rio Tinto Limited.  Approximately $1.4 billion in aggregate principal amount is outstanding across the series of notes to be redeemed. The redemption date will be 19 April 2018.  For additional information, noteholders may call the trustee and paying agent, The Bank of New York Mellon, at +1-212-815-5811.

2.	Cash Tender Offer

Rio Tinto Finance plc (the “Company”) is making invitations to holders outside the United States in respect of its €750,000,000 2.000 per cent. Instruments due 11 May 2020 and its €500,000,000 2.875 per cent. Instruments due 11 December 2024 (together, the “Notes”) both guaranteed by Rio Tinto plc and Rio Tinto Limited, to sell up to approximately $850 million equivalent in aggregate principal amount of the Notes (the “Tender Offer”). The Tender Offer is not being made, and will not be made, directly or indirectly, in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States.  Any purported tender of Notes in the Tender Offer made by a person located or resident in the United States will be invalid and will not be accepted.

This announcement does not constitute a solicitation of an offer to tender any Notes. Noteholders outside the United States which are eligible to participate in the Tender Offer are advised to read carefully the Tender Offer Memorandum for full details of and information on the procedures for participating in the Tender Offers.

LEI: 213800YOEO5OQ72G2R82

Classification: 2.2. Inside information disclosed under article 17 of the Market Abuse Regulation

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Steve Allen Company Secretary Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

NOTICE AND DISCLAIMER

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION IN RELATION TO THE NOTES FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014

This press release is neither a Tender Offer Memorandum, nor a solicitation of an offer to sell the Notes or any other securities. The Company is making the offers only by, and pursuant to, the terms of the Tender Offer Memorandum. The Tender Offers are not being made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of the Company, the Guarantors, the Dealer Managers or the Tender Agent is making any recommendation as to whether Noteholders should tender or refrain from tendering their Notes in response to the Tender Offer or how much they should tender. Each Noteholder must make his, her or its own decision as to whether to tender or refrain from tendering Notes and, if a Noteholder determines to tender, as to how many Notes of each series to tender.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Tender Offer Memorandum do not constitute an invitation to participate in the Tender Offer in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by each of the Company, the Guarantors, the Dealer Managers and the Tender Agent to inform themselves about and to observe any such restrictions.

No action has been or will be taken in any jurisdiction in relation to the Tender Offer that would permit a public offering of securities.

United States

The Tender Offer is not being made, and will not be made, directly or indirectly, in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. The Notes may not be tendered in the Tender Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States as defined in Regulation S. Accordingly, copies of the Tender Offer Memorandum and any other documents or materials relating to the Tender Offer are not being, and may not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States. Any purported tender of Notes in the Tender Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Notes made by a person located or resident in the United States, or by any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.

Each holder of Notes participating in the Tender Offer will represent that it is not located or resident in the United States and is not participating in the Tender Offer from the United States. For the purposes of this and the above paragraph, “United States” means United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may only be communicated to (i) those persons who are existing members or creditors of the Company, persons falling within the definition of investment professional (as defined in Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) or other persons within Article 43 of the Financial Promotion Order  and (ii) any other persons to whom these documents and/or materials may lawfully be communicated (together being referred to as “relevant persons” in this paragraph), and must not be acted on or relied upon by persons other than relevant persons. Any investment activity referred to in this announcement, the Tender Offer Memorandum or such other offer material are available only to relevant persons and will be engaged in only with relevant persons.

France

The Tender Offer is not being made, directly or indirectly, to the public in the Republic of France. This announcement, the Tender Offer Memorandum and any other documents or offering materials relating to the Tender Offer have not been and may not be distributed to the public in the Republic of France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers); and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, all as defined in and in accordance with Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Tender Offer. Neither this announcement, the Tender Offer Memorandum, nor any other such offering material has been submitted for clearance to the Autorité des marchés financiers.

Italy

None of this announcement, the Tender Offer, the Tender Offer Memorandum or any other documents or materials relating to the Tender Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”), pursuant to applicable Italian laws and regulations.

The Tender Offer is being carried out in the Republic of Italy as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers' Regulation”).

Noteholders located in the Republic of Italy can tender Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB, the Bank of Italy or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.

General

Neither this announcement nor the Tender Offer Memorandum constitutes an offer to buy or the solicitation of an offer to sell Notes, and tenders of Notes for purchase pursuant to the Tender Offer will not be accepted from Noteholders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an invitation to tender to be made by a licensed broker or dealer and a Dealer Manager or its affiliate is such a licensed broker or dealer in such jurisdictions, the invitation shall be deemed to be made on behalf of the Company by such Dealer Manager or such affiliate, as the case may be, and no invitation is made in any such jurisdiction where the relevant Dealer Manager or its affiliate is not so licensed.